# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Novabay Pharmaceuticals, Inc., CIK 0001389545
CUSIP: 66987P409
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 10/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001588273
Persons authorized to receive notices and communications: Jad Fakhry, 330 Primrose Road, Suite 400, Burlingame, California (CA), 94010, 650-239-9049

## Reporting persons
- Poplar Point Capital Management LLC (CIK 0001588273): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,020,300; sole dispositive power 0; shared dispositive power 1,020,300; aggregate amount beneficially owned 1,020,300 (17.52% of the class)
- Poplar Point Capital Partners LP (CIK 0001588289): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,020,300; sole dispositive power 0; shared dispositive power 1,020,300; aggregate amount beneficially owned 1,020,300 (17.52% of the class)
- Poplar Point Capital GP LLC (CIK 0001588288): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,020,300; sole dispositive power 0; shared dispositive power 1,020,300; aggregate amount beneficially owned 1,020,300 (17.52% of the class)
- Jad Fakhry (CIK 0001588217): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 1,020,300; sole dispositive power 0; shared dispositive power 1,020,300; aggregate amount beneficially owned 1,020,300 (17.52% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Novabay Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2000 Powell Street, Suite 1150, Emeryville, California (CA), 94608
Comment:
This Amendment is being filed as disclosure to the effect that Novabay Pharmaceuticals, Inc. terminated the voting agreement effective upon the vote. No other Items noted herein have been updated since previous filed Amendment.

Irrevocable Notice of Termination of Voting Agreement included as Exhibit to this filing.

## Item 2. Identity and Background
Name of person filing:
(i) Poplar Point Capital Management LLC ("PPCM"), is a Delaware limited liability company;

(ii) Poplar Point Capital Partners LP ("PPCP"), is a Delaware limited partnership;

(iii) Poplar Point Capital GP LLC ("PPCGP"), is a Delaware limited liability company;

(iv) Jad Fakhry ("Mr. Fakhry"), a United States citizen (collectively with PPCM, PPCP and PPCGP, the "Reporting Persons").

PPCM is the investment manager for PPCP. PPCGP is the general partner of PPCP. Mr. Fakhry is the manager of, and owns a controlling interest in, PPCM and PPCGP.
Residence or business address:
The address of the principal business and principal office of each of the Reporting Persons is:

330 Primrose Road, Suite 400
Burlingame, CA 94010
Present principal occupation or employment:
The principal business of the Reporting Persons is investing securities.

The principal occupation of Mr. Fakhry is serving as the Manager of Poplar Point.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
PPCM is a Delaware limited liability company.
PPCP is a Delaware limited partnership.
PPCGP is a Delaware limited liability company.
Mr. Fakhry is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PPCM directly holds 1,020,300 shares of Common Stock. Consideration for these assets came from working capital of PPCM.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. Given the Reporting Persons' ownership percentage of the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of control.

At this time, the Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) PPCM
1,020,300
17.52%

(ii) PPCP
1,020,300
17.52%

(iii) PPCGP
1,020,300
17.52%

(iv) Jad Fakhry
1,020,300
17.52%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) PPCM
Sole Voting Power - 0
Shared Voting Power - 1,020,300
Sole Dispositive Power - 0
Shared Dispositive Power - 1,020,300

(ii) PPCP
Sole Voting Power - 0
Shared Voting Power - 1,020,300
Sole Dispositive Power - 0
Shared Dispositive Power - 1,020,300

(iii) PPCGP
Sole Voting Power - 0
Shared Voting Power - 1,020,300
Sole Dispositive Power - 0
Shared Dispositive Power - 1,020,300

(iv) Jad Fakhry
Sole Voting Power - 0
Shared Voting Power - 1,020,300
Sole Dispositive Power - 0
Shared Dispositive Power - 1,020,300
Transactions in the class effected during the past sixty days:
In the past 60 days, the following transactions were effected by the Reporting Persons, in normal course of business:
Not applicable.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Signatures
- Poplar Point Capital Management LLC: /s/ Jad Fakry, Jad Fakhry, Manager (10/17/2025)
- Poplar Point Capital Partners LP: /s/ Jad Fakry, Jad Fakhry, Manager (10/17/2025)
- Poplar Point Capital GP LLC: /s/ Jad Fakry, Jad Fakhry, Manager (10/17/2025)
- Jad Fakhry: /s/ Jad Fakry, Jad Fakhry (10/17/2025)